Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC’s Web3 Strategy: Tokenized XP and Rewards to Amplify User Engagement and Drive New Revenue Streams

Highlights

●	MMA.INC’s new blockchain and AI crypto rewards platform to revolutionize martial arts engagement and monetization

●	First to market offering platform to unify training, fandom, creator tools, and crypto rewards under one brand

●	Users earn tokenized digital rewards by training and engaging in the real world

New York, NY – July 17 , 2025 — Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), an NYSE American listed innovator at the intersection of combat sports and digital transformation, today announced further details about its Web3 initiative and plans to launch an innovative Tokenized XP (experience points) & Rewards Engine to revolutionize the fight industry into a dynamic, fully gamified digital economy. The launch is scheduled for a later date and is not live yet.

“Positioned to be first to market with a blockchain-based Web3 platform, we’re forging a living breathing ecosystem where energy, passion, and participation translate into real currency for our users and our company,” said Nick Langton, CEO of MMA.INC. “MMA.inc is where fighters, fans, and creators can collide, earning from their grind, their content, and their communities like never before.”

This move follows MMA.INC’s recent AI and blockchain partnership with Morphotech which solidifies its position as a Web3 pioneer in one of the most culturally influential industries worldwide: the $9 billion combat sports market.

“Leveraging our vast community reach, MMA.INC is uniquely positioned to drive revenues through XP sinks and branded experiences. The more that users on our platform do what they love—train, stream, share, and cheer, the more they earn. And so does our platform,” Langton added.

TOKENIZED XP & REWARDS — WHERE ACTION EARNS YOU ASSETS

Every time a fighter trains, a coach uploads content, or a fan engages with a stream, XP is earned, logged transparently on-chain and converted into a digital asset.

●	Earn for Everything: Train, watch, post, or cheer, XP tracks it all.

●	Trade Your Sweat: XP can be swapped for gear, gated content, fan perks, or staked to unlock elite benefits.

●	Scarcity-Driven Design: Exclusive events, premium tiers, and “Champion Quests” consume XP, creating natural demand and token velocity.

●	Merit-Based Economy: No whales, no shortcuts. Progress is earned, not bought.

THE MMA.INC EDGE, WHAT OTHERS DON’T HAVE

●	On-Chain Loyalty: Users are stakeholders, ambassadors, and builders of their own fight journey.

●	Fan-Fighter Feedback Loop: Every action fuels XP. Every XP unlock triggers engagement. It’s circular, sticky, and valuable.

●	First-Mover Advantage: MMA.INC is the first and only platform to unify training, fandom, creator tools, and crypto rewards under one brand.

●	Largest Combat Sports Platform: Over 5 million fans, 530,000+ user profiles, and one of the most loyal combat sports bases globally; in 800+ verified gyms across 16 countries with 50,000+ active students.

●	Huge Potential for Further Growth: Over 700 million global fans of martial arts and combat sports, all digitally underserved until now.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

About Morphotech Pte Ltd

Morphotech, a pioneering Singapore-based technology company, is at the forefront of innovation in blockchain systems, artificial intelligence, and immersive digital solutions. With a bold vision to revolutionize economic models and empower creators worldwide, Morphotech is redefining how industries interact with the digital frontier, driving transformative change across multiple sectors.

For more in-depth information, please refer to www.morphotech.com

●	Facebook: MorphotechLTD
●	Instagram: @morphotechltd
●	X: @Morphotech
●	LinkedIn: Morphotech

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc